UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 4, 2018

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL PROLONGS COAL CONTRACT WITH CHINA’S BAOSTEEL RESOURCES UNTIL 2019

Moscow, Russia – July 04, 2018 – Mechel PAO (NYSE: MTL, MOEX: MTLR), one of the leading Russian mining and metals companies, reports prolonging its cooperation agreement with Baosteel Resources which is part of China Baowu Steel, China’s largest steelmaking group.

The agreement notes long-lasting reliable cooperation between the two sides, based on principles of mutual benefit and trust, guaranteed by stable long-term supplies of coking coal.

The new agreement will be valid for July 2018 to June 2019. During this time, Mechel will supply Baosteel Resources’ facilities with up to 700,000 tonnes of premium-grade coking coal. According to the contract, a major part of this coal — up to 40,000 tonnes monthly — will be supplied by Yakutugol Holding Company AO. The price will be determined on a monthly basis.

“Russian coking coal’s share in Chinese imports is about 7%. Mechel is a chief Russian supplier of high-quality coking coal to China, in 2017 we have shipped two million tonnes of coking coal to our Chinese clients. We have fully met our obligations on our previous contract with Baosteel Resources, which is our longstanding and respected partner. We are glad that our fruitful cooperation continues,” Mechel PAO’s Chief Executive Officer Oleg Korzhov commented.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: July 4, 2018

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